UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 06939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Funds and Trusts, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___3030 South Main Street, Suite #100___
                        (No. and Street)

___Salt Lake City___	___Utah___	___84115___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Richard M. Taggart___   ___(801) 466-8701___
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Haynie & Company___
                (Name – *if individual, state last, first, middle name*)

___1785 West 2320 South___	___Salt Lake City___	___Utah___	___84119___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AMERICAN FUNDS AND TRUSTS, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2020

AMERICAN FUNDS AND TRUSTS, INC.

TABLE OF CONTENTS



1785 West 2320 South
Salt Lake City, UT 84119

801-972-4800

801-972-8941

www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of American Funds & Trusts, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Funds & Trusts, Inc. as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Funds & Trusts, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of American Funds & Trusts, Inc.'s management. Our responsibility is to express an opinion on American Funds & Trusts, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Funds & Trusts, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I through IV has been subjected to audit procedures performed in conjunction with the audit of American Funds & Trusts, Inc.'s financial statements. The supplemental information is the responsibility of American Funds & Trusts, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I through IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 9, 2021

We have served as American Funds & Trusts, Inc.'s auditor since 2016.

OATH OR AFFIRMATION

I, ___Richard M. Taggart_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___American Funds and Trusts, Inc._____ , as of ___December 31_____ , 20 _20___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



STEPHANIE W. COUSINS
Notary Public State of Utah
My Commission Expires on:
January 28, 2023
Comm. Number: 704273

_____
Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Current assets:	
Cash and cash equivalents	$ 236,378
Commissions receivable	71,383
Prepaid expense	1,279
Prepaid income tax	730
Deposits	111
Total current assets	309,881
Furniture, equipment and leasehold improvements,	
at cost, less accumulated depreciation of $39,178	1,476
Other assets	
Investment securities, at fair value	79,764
Operating lease right-of-use asset	52,392
Total Assets	$ 443,513

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued commissions to officers and directors	$ 76,779
Operating lease liability - current portion	33,345
Accrued expenses and other payables	28,500
Accrued commissions to registered representatives	25,526
State income taxes payable	229
Total current liabilities	164,379
Long-term liabilities:	
Operating lease liability - long-term portion	19,047
Deferred income taxes	7,800
Total long-term liabilities	26,847
Total liabilities	191,226
Stockholders' equity:	
Common stock, $1 par value, 150,000 shares	
authorized and 122,168 shares issued and outstanding	122,168
Additional paid-in capital	44,409
Retained earnings	85,710
Total stockholders' equity	252,287
Total Liabilities and Stockholders' Equity	$ 443,513

See independent registered public accounting firm's audit report and notes to financial statements.

Revenues:

Commissions	$ 777,480
Unrealized gain on marketable securities	9,655
Interest and dividend income	972
Total revenue	788,107

Expenses:

Commissions, salaries and payroll taxes	662,743
Occupancy and equipment	51,341
Professional fees	38,143
Communications & office expense	5,797
Regulatory and membership fees	4,785
Other	12,159
Total expenses	774,968
Income before income tax expense	13,139
Income tax expense	3,330
Net income	$ 9,809

See independent registered public accounting firm's audit report and notes to financial statements.

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balances, December 31, 2019	$ 122,168	$ 44,409	$ 75,901	$ 242,478
Net income	--	--	9,809	9,809
Balances, December 31, 2020	$ 122,168	$ 44,409	$ 85,710	$ 252,287

See independent registered public accounting firm's audit report and notes to financial statements.

Cash flows from operating activities:

Net income	$ 9,809
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation expense	1,360
Dividends reinvested in securities	(971)
Unrealized gain on marketable securities	(9,656)
Change in deferred income taxes	2,700
(Increase) decrease in assets:	
Commissions receivable	(22,370)
Operating lease right-of-use asset	34,593
Prepaid expenses	(1,154)
Prepaid income taxes	(730)
Deposits	39
Increase (decrease) in liabilities:	
Operating lease liability	(34,593)
Commissions due to officers and directors	(38,406)
Commissions due to registered representatives	(5,326)
Accrued expenses and other payables	6,423
Income taxes payable	(679)
Net cash (used in) operating activities	**(58,961)**

Cash flows from investing activities:

Net cash provided by investing activities	--

Cash flows from financing activities:

Net cash provided by financing activities	--

Net (decrease) in cash	(58,961)
Cash and cash equivalents, beginning of year	295,339
Cash and cash equivalents, end of year	**$ 236,378**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:

Income taxes	$ 2,039
Interest	$ --

See independent registered public accounting firm's audit report and notes to financial statements.

1. **Summary of Significant Accounting Policies**

   a. **Business**

   The Company was incorporated under the laws of the State of Utah in 1958, generally to engage in the business of a securities broker dealer. The Company's business is principally limited to the sale of mutual fund investments for customers living in Utah. In addition to Utah, the Company is licensed to do business in Arizona, California and Nevada. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

   b. **Basis of Accounting**

   Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

   c. **Revenue Recognition**

   The Company recognizes revenue in accordance with ASC 606 using the modified retrospective method. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

   The Company acts as an agent by selling mutual funds to customers and collecting commissions from the mutual fund companies. In addition, if a customer subsequently adds to their mutual fund position, the Company collects additional commissions. Accordingly, the Company recognizes the net commissions on a trade date basis, which is the day the transaction is executed. The Company believes that the performance obligation is satisfied on the trade date because that is when the mutual fund is selected, the price is determined, and the risks and rewards of ownership have been transferred to the customer.

   The Company also receives recurring commissions on mutual funds held by customers for a duration longer than one year. The Company believes that the performance obligation is not satisfied until the mutual funds are held by customers for the required duration and recognizes the net commissions at that time.

   The recognition and measurement of revenue is based on the assessment of specific mutual fund company commission terms and significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

   d. **Customer Security Transactions**

   The Company does not retain customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

e. **Cash and Cash Equivalents**

For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents. The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those investments.

f. **Furniture, Equipment and Depreciation**

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on office furniture, equipment and leasehold improvements is provided using the straight-line method over expected useful lives of 5 to 7 years. Normal repair and maintenance items are expensed as incurred.

g. **Leases**

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right-of-use asset and a corresponding lease liability on the statement of financial condition for all leases with terms longer than 12 months. Pursuant to this standard, the Company has recorded an operating lease right-of use ("ROU") asset and operating lease liability in the accompanying statement of financial condition as of December 31, 2020.

The Company leases office space under the terms of an operating lease. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's estimated incremental borrowing rate based on the information available at lease commencement.

h. **Investments**

The Company's investments consist of mutual funds that have a readily determinable fair market value. On January 1, 2019, the Company adopted ASU No. 2016-01, *Financial Instruments - Overall* ("ASC 825-10"), which requires all equity securities other than those accounted for under the equity method to be reported at fair value with holding gains and losses recognized in net earnings.

Notes to the Financial Statements - continued

i. **Fair Value of Financial Instruments**

FASB ASC 825-10, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, commissions receivable, commissions payable and accrued expenses approximate carrying value, principally because of the short maturity of those items. Investments in marketable equity securities are carried at their estimated fair value.

j. **Income Taxes**

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. Depreciation expense and unrealized gains on securities are recognized in different periods for tax and financial accounting purposes. The tax effect of these differences is reported as deferred income taxes in the financial statements.

k. **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2. **Commissions Receivable**

Commissions receivable represent amounts due from mutual fund companies for commissions earned through December 31, 2020. Amounts due are received in the subsequent month, therefore, an allowance for doubtful accounts is not considered necessary.

3. **Furniture, Equipment and Leasehold Improvements**

The major classes of depreciable assets are as follows:

Furniture and equipment	$ 38,756
Leasehold improvements	1,898
Total	40,654
Less accumulated depreciation	(39,178)
Fixed assets, net	$ 1,476

Depreciation expense for the year ended December 31, 2020 was $1,360.

Notes to the Financial Statements - continued

4. Investment Securities

Investment securities consist of mutual funds and are recorded at market value on December 31, 2020 as follows:

Mutual funds, at cost	$ 51,211
Unrealized gains	28,553
Investment securities, at market value	$ 79,764

5. Fair Value Measurement

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2:   Observable inputs other than quoted prices included in level 1 which are observable for asset or liability either directly or indirectly. These inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:   Unobservable inputs for the asset or liability to the extent relevant observable inputs are not available, representing the Company's own assumption about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds - Valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to the Financial Statements - continued

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2020:

Description	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Recurring fair value measurements				
Mutual funds	$ 79,764	$ --	$ --	$ 79,764
Total recurring fair value measurements	$ 79,764	$ --	$ --	$ 79,764

6. **Income Taxes**

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes currently due and for deferred taxes which relate to timing differences for the expense recognition of depreciation and unrealized gains on securities.

FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2020, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and Utah. The Company's tax returns are subject to possible examination by the taxing authorities. For income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2017.

Income tax expense consists of the following:

Current year income taxes due:		
Federal	$	870
State		229
Total		1,099
Deferred tax expense for current year timing differences:		
Federal		1,802
State		429
Total		2,231
Total income tax expense	$	3,330

11

Notes to the Financial Statements - continued

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 21 percent as follows:

Computed "expected" federal tax expense	$ 2,759
Computed "expected" state tax expense	650
Impact of state income tax deductibility	(48)
Corporate dividend deduction	(54)
Other	23
Total income tax expense	$ 3,330

Using the applicable combined federal and state tax rate of 26%, the deferred tax liabilities are as follows:

Deferred tax liabilities:	Amount	Rate	Tax
Unrealized gain on securities	$ 28,553	26%	$ 7,424
Tax depreciation in excess of book depreciation	1,476	26%	384
Rounding			(8)
Net deferred tax liabilities			$ 7,800
Deferred tax assets - federal			$ --
Deferred tax liabilities - federal			(6,300)
Net deferred tax liabilities – federal			(6,300)
Deferred tax assets - state			$ --
Deferred tax liabilities - state			(1,500)
Net deferred tax liabilities – state			(1,500)
Net deferred tax liabilities			$ 7,800

7. **Lease Commitment for Office Space**

The Company renewed a five-year operating lease for office space in August 2017, which will expire July 31, 2022. Rent expense under this agreement for 2020 was $37,200. Future minimum lease commitments are as follows:

Year Ending December 31,	Lease Commitments
2021	$ 37,700
2022	22,400
Total lease payments	60,100
Less interest factor	(7,708)
Total operating lease liability	52,392
Less operating lease liability - current portion	(33,345)
Operating lease liability - long-term portion	$ 19,047

Notes to the Financial Statements - continued

8. **Leases**

As disclosed in Note 1, the Company adopted ASU No. 2016-02, *Leases* (Topic 842), which requires leases with durations greater than 12 months to be recognized on the statement of financial condition. The Company is a party of a five-year operating lease for office space which will expire in 2022.

The Company uses its estimated cost of capital at lease commencement as its interest rate, as the operating lease does not provide a readily determinable implicit interest rate. The following table presents the Company's lease-related assets and liabilities as of December 31, 2020:

Assets:		
Operating leases	Operating lease right-of-use asset	$ 52,392
	Total	$ 52,392
Liabilities:		
Operating leases	Operating lease liability - current portion	$ 33,345
Operating leases	Operating lease liability - long-term portion	19,047
	Total	$ 52,392
Weighted-average remaining term		1.58 years
Weighted-average discount rate		5.00%

9. **Net Capital Requirements**

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. At December 31, 2020, the Company's net capital was $214,649 which was $189,649 in excess of its required net capital, which is the greater of $25,000 or 6-2/3 percent of its aggregate indebtedness.

10. **Risk Management**

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Credit Risk

The Company's transactions with customers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers is impacted by volatile or illiquid trading markets. Should customers fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by principally requiring funds to be on deposit at the time of purchase. Also, management has determined that investing in mutual funds helps mitigate volatility and illiquidity and has limited its business primarily to investing in major mutual funds for customers.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in the underlying net asset value. The Company has an investment in a mutual fund which is susceptible to market risk.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Concentration of Credit Risk

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At December 31, 2020 the Company did not have cash in excess of the FDIC limit.

11. COVID-19

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus ("COVID-19"). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve. Management has taken steps to implement social distancing and remote computing capabilities to protect its workforce and customers from COVID-19. Although the impact that the pandemic will ultimately have on the Company's financial condition and future results of operations is not yet known, management does not believe the Company will be materially negatively impacted.

12. Subsequent Events

Management has evaluated subsequent events through March 9, 2021, the date which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

AMERICAN FUNDS AND TRUSTS, INC.

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2020

Stockholders' equity		$ 252,287
Non-allowable assets:		
Commissions receivable in excess of commissions payable	(22,077)	
Furniture, equipment and leasehold improvements, net	(1,476)	
Prepaid expense	(1,279)	
Deposits	(111)	
Income tax receivable	(730)	(25,673)
Net capital before haircuts on securities' positions		226,614
Haircuts on securities:		
Mutual funds	(11,965)	(11,965)
Net capital per audit		$ 214,649

See report of independent registered public accounting firm.

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's Focus report	$ 214,878
Net (decrease) in stockholders' equity	(250)
Net decrease in nonallowable assets	21
Net capital per audit	$ 214,649

See report of independent registered public accounting firm.

AMERICAN FUNDS AND TRUSTS, INC.
SCHEDULE III
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2020

Accrued commissions to officers and directors	$ 76,779
Accrued commissions to registered representatives	25,526
Accrued expenses and other payables	28,500
State income taxes payable	229
Total aggregate indebtedness	$ 131,034
Ratio of aggregate indebtedness to net capital	.61:1

See report of independent registered public accounting firm.

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. $2,500 capital category; as per Rule 15c3-1   _____

B. "Special Account for the Exclusive Benefit of Customers" maintained   __X__

C. All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm _____   _____

D. Exempted by order of the Commission   _____

See report of independent registered public accounting firm.



1785 West 2320 South
Salt Lake City, UT 84119

801-972-4800

801-972-8941

www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of American Funds & Trusts, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) American Funds & Trusts, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which American Funds & Trusts, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) American Funds & Trusts, Inc. stated that American Funds & Trusts, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Funds & Trusts, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Funds & Trusts, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 9, 2021

American Funds and Trusts, Inc.

Financial Professionals Specializing in Mutual Funds, Personal & Corporate Retirement Plans

3030 SOUTH MAIN STREET, SUITE 100
SALT LAKE CITY, UTAH 84115
(801) 466-8701
FAX (801) 466-8780

RICHARD M. TAGGART, Pres.
RICHARD P. TAGGART, Vice Pres.

EXEMPTION REPORT

American Funds & Trusts, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(i).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Richard M. Taggart, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Richard M. Taggart
President
American Funds & Trusts, Inc.
March 9, 2021

email: amfunds58@aol.com
www.americanfundsandtrusts.com